Exhibit 99.1


COMPANY CONTACTS:          INVESTOR RELATIONS CONTACTS:

Genetic Technologies Limited               Lippert/Heilshorn & Associates
DR. MERVYN JACOBSON                        KIM SUTTON GOLODETZ
Executive Chairman                         kgolodetz@lhai.com
TOM HOWITT                                 LISA LINDBERG
Chief Financial Officer                    llindberg@lhai.com    212-838-3777
tom.howitt@gtg.com.au                      BRUCE VOSS
Phone: +61 3 9415-1135                     bvoss@lhai.com        310-691-7100
www.gtg.com.au                             www.lhai.com



GENETIC TECHNOLOGIES LISTS ON THE NASDAQ NATIONAL MARKET

MELBOURNE, AUSTRALIA - SEPTEMBER 6, 2005 - GENETIC TECHNOLOGIES LIMITED ("GTG") (NASDAQ NM: GENE) announces the listing of its Level II American Depositary Receipts (ADRs) on the National Association of Securities Dealers Automated Quotation (NASDAQ) National Market.

The Company's final Form 20-F Registration Statement was declared "effective" for the purposes of Securities and Exchange Commission (SEC) compliance on Thursday, September 1, 2005. The final listing on the NASDAQ National Market, under the ticker symbol GENE, occurred on Friday, September 2, 2005. The first sale of the Company's Level II ADRs occurred at US$11.00. Each ADR comprises 30 fully paid ordinary shares in the Company. Genetic Technologies' ordinary shares will continue to trade on the Australian Stock Exchange (ASX) under the symbol:
GTG.

Dr. Mervyn Jacobson, Executive Chairman of Genetic Technologies, stated, "We are very pleased to have our ADRs trading on the NASDAQ National Market, as it provides the Company with access to the vast North American capital markets. We believe that trading on the NASDAQ National Market will significantly increase our visibility to a wide range of investors worldwide, while at the same time providing investors with the best prices, the fastest execution, and the lowest cost per trade. This is an important milestone for Genetic Technologies."

ABOUT GENETIC TECHNOLOGIES LIMITED

Genetic Technologies was the first company in the world to recognize important new applications for "non-coding" DNA (DeoxyriboNucleic Acid). The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all multicelluar species. Its three-pronged business strategy includes: 1) the global commercialization of its patents through an active licensing program; 2) the expansion of its dominant commercial genetic testing business in Australia; and, 3) the commercialization of its various research and development projects aimed at generating further intellectual property of global commercial significance.

This announcement may contain forward-looking statements within the meaning of
Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 with respect to the financial condition, results and business achievements/performance of Genetic Technologies Limited and certain of the plans and objectives of its management. These statements are statements that are not historical facts. Words such as "should", "expects", "anticipates", "estimates", "believes" or similar expressions, as they relate to Genetic Technologies Limited, are intended to identify forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect Genetic Technologies' current expectations and assumptions as to future events and circumstances that may not prove accurate. There is no guarantee that the expected events, trends or results will actually occur. Any changes in such assumptions or expectations could cause actual results to differ materially from current expectations.





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